UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Cruce Carretera Gdl-Ameca Huaxtla Km 5

El Arenal, Jalisco, 45350, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On August 12, 2026, Betterware de México, S.A.P.I. de C.V. (the “Company”) filed a registration statement on Form F-3 (File No. 333-298260) to register for resale 2,241,133 ordinary shares of the Company issued in connection with the Tupperware Acquisition (defined below), which such registration statement was declared effective by the U.S. Securities and Exchange Commission on August 24, 2026 (the “Form F-3”).

This Report on Form 6-K is being furnished by the Company to provide interim unaudited financial results as of and for the six months ended June 30, 2026, which are attached hereto as Exhibit 99.1 and incorporated herein by reference. The interim unaudited consolidated financial statements of the Company have been prepared in compliance with IAS 34 “Interim Financial Reporting” which provides for the presentation of selected explanatory notes as required to be included in the Form F-3. These interim unaudited consolidated financial statements do not include all of the notes and disclosures required by International Financial Reporting Standards for annual consolidated financial statements and should therefore be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2025.

This Report on Form 6-K is also being furnished by the Company to provide updated unaudited pro forma condensed combined financial information in connection with the Company’s acquisition of the Tupperware brand’s operating assets in Latin America, located primarily in Mexico and Brazil (the “Tupperware Acquisition”). The unaudited pro forma condensed combined financial information is updated to reflect the period from January 1, 2026 through the closing of the Tupperware Acquisition on June 2, 2026 and is presented for illustrative purposes only and does not purport to represent what the Company’s actual consolidated financial position or results of operations would have been had the transaction occurred on the dates indicated, nor is it necessarily indicative of the Company’s future financial position or results of operations; such information also reflects the application of transaction accounting adjustments that are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial information is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Incorporation by Reference

Exhibit 99.1 and Exhibit 99.2 hereto shall be deemed to be incorporated by reference into the Form F-3 and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Raúl del Villar
Name:	Raúl del Villar
Title:	Chief Financial Officer

Date: October 1, 2026

Exhibit Index

Exhibit No.	Description
99.1	BeFra First Half 2026 Financial Statements (IAS 34)
99.2	Pro Forma Financial Information (January 1, 2026 – June 2, 2026)
101.INS	INLINE XBRL Instance Document
101.SCH	INLINE XBRL Taxonomy Extension Schema
101.CAL	INLINE XBRL Taxonomy Calculation Linkbase
101.DEF	INLINE XBRL Definition Linkbase Document
101.LAB	INLINE XBRL Taxonomy Label Linkbase
101.PRE	INLINE XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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